UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number:  001-33391

CUSIP Number: 25250T100

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Dialogic Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1504 McCarthy Boulevard

Address of Principal Executive Office (Street and Number)

Milpitas, California 95035-7405

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

On March 22, 2012, Dialogic Corporation, a wholly owned subsidiary of Dialogic Inc. (the “Company”), entered into a Third Amended and Restated Credit Agreement (the “Term Loan Agreement”) with Obsidian, LLC, Special Value Expansion Fund, LLC, Special Value Opportunities Fund, LLC and Tennenbaum Opportunities Partners V, LP, as lenders (collectively, the “Term Lenders”), and a Seventeenth Amendment (the “Seventeenth Amendment”) to its Credit Agreement with Wells Fargo Foothill Canada ULC, as administrative agent, and certain lenders, to restructure its outstanding debt (the “Restructuring”). In connection with the Restructuring, the Company agreed to issue to the Term Lenders warrants to purchase an aggregate of 18 million shares of the Company’s common stock.

In light of the timing of the execution of the Term Loan Agreement, Seventeenth Amendment and related agreements, the Company has not had sufficient time or resources to analyze and provide adequate financial statement disclosures in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “Annual Report”) by the required deadline without unreasonable effort and expense. In addition, due to the timing of the Restructuring and other potential financing transactions being considered, the Company has not yet completed its evaluation of the going concern assumption. Given these circumstances, KPMG LLP, the Company’s independent registered public accounting firm, has not completed its evaluation as to whether substantial doubt exists relative to the Company’s ability to continue as a going concern, as required by the relevant professional auditing standards.

The Company intends to file its Annual Report as soon as practicable, and in any event within the 15 day extension period afforded by Rule 12b-25 promulgated under the Securities and Exchange Act of 1934, as amended.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act. The word “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the Company’s anticipated financial results and condition and the estimated timing for the filing of the Company’s Form 10-K. Risks, uncertainties and asssumptions that could affect the Company’s forward-looking statements include, among other things, the Company’s level of indebtedness and ability to raise additional fuding when needed and the time needed for the Company to finalize and file its Form 10-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anthony Housefather	514	832-3577
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment 1.

Dialogic Inc.

Attachment 1 to Form 12b-25

Revenues increased by 11%, or $19.3 million in 2011 as compared to 2010, including incremental revenues of $48.6 million due to the acquisition of the former Veraz Networks, Inc. business on October 1, 2010. The $48.6 million of incremental revenue increase is comprised of $28.9 million in product revenue, or 15% of total revenues, and $19.7 million in services revenues, or 10% of total revenues. Our IP product revenues were $79.1 million in 2011, or 40% of total revenues, as compared to $51.2 million in 2010, or 29% of total revenues, an increase of 54% or $27.9 million. Our TDM products revenues were $78.0 million in 2011, or 39% of total revenues, as compared to $111.3 million in 2010, or 62% of total revenues, a decrease of 30% or $33.3 million due primarily to the expected decline in the TDM markets. Our services revenues were $41.0 million in 2011, or 21% of total revenues, as compared to $16.3 million in 2010, or 9% of total revenues, an increase of 151% or $24.7 million.

Revenues, excluding the incremental impact of the Acquisition, declined by 16%, or $29.3 million in 2011 as compared to 2010.

Gross profit of 59% was consistent in 2011 as compared to 2010.

Operating expenses increased by 13%, or $17.1 million in 2011 as compared to 2010 mainly due to incremental expenses of $35.3 million due to the acquisition of the Veraz Networks, Inc. business. The $35.3 million of incremental expense is comprised of $13.9 million in research and development expenses, $11.3 million in sales and marketing expenses and $10.1 million in general and administrative expenses.

Operating expenses, excluding the incremental impact of the Acquisition, decreased 14%, or $18.2 million in 2011 as compared to 2010.

Dialogic Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By:	/s/ John T. Hanson
Name: John T. Hanson
Title: Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).